

November 19, 2014

Via E-mail
Thomas Procelli
Principal Executive Officer and Principal Financial Officer
OptimumBank Holdings, Inc.
2477 East Commercial Boulevard
Fort Lauderdale, Florida 33308

     Re: **OptimumBank Holdings, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed March 31, 2014
           Form 10-Q for the Fiscal Quarter Ended June 30, 2014
           Filed August 14, 2014
           Form 10-Q for the Fiscal Quarter Ended September 30, 2014
           Filed November 11, 2014
           File No. 000-50755

Dear Mr. Procelli:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three-Month Periods Ended June 30, 2014 and 2103, page 34

1. We note your disclosure that the increase in net income for the three-months ended June 30, 2014 was partially due to a $0.5 million increase in loan costs recovery income related to two loans which were on nonaccrual and were repaid by the borrowers. Your disclosure further states that you recognized both an increase in interest income and also noninterest income

related to a loan cost recovery. Please tell us and revise future filings to provide us with a detailed understanding of these loans and your respective accounting. Include in your response the following:

- Loan origination amounts and date(s) of loan disbursement(s);
- When the loans became nonaccrual and impaired, as applicable;
- The allowance for loan losses associated with these loans, as applicable;
- The underlying collateral supporting these loans and the last appraisal obtained for the loan or an understanding of methodology used to determine the fair value of the underlying collateral, as applicable;
- The dates and amounts of any partial or full loan charge-offs;
- The specific interest income and loan costs recovery amounts recognized in your second quarter 2014 financial statements and how they were determined; and
- Any other pertinent information deemed necessary to understand your review of these loans and related accounting since origination of these loans until they were repaid.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Condensed Consolidated Statements of Operations, page 3

2. We note you included a specific line item for Loan Costs Recovery in Noninterest Income in your Form 10-Q for the fiscal quarter ended June 30, 2014, however, this line item is not presented in your most recent and above referenced Form 10-Q. Please tell us where these transactions are reflected in this most recent Form 10-Q and explain any changes in accounting which may resulted in the intervening months which may have impacted your current classification in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant